Exhibit 99.5

August 20, 2021

TO:	HEXO Corp.

3000 Solandt Road

Ottawa, Ontario K2K 2X2

Re:	Hexo Corp.

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of HEXO Corp. (the “Corporation”) dated August 20, 2021 (the “Prospectus Supplement”) relating to the offering by the Corporation of units under an amended and restated short form base shelf prospectus dated May 25, 2021 (amending and restating the short form base shelf prospectus dated May 7, 2021), forming part of the Registration Statement on Form F-10 (Registration No. 333-255264) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name on the cover page and to our statements under the headings “Eligibility for Investment” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

“Tingle Merrett LLP”

TINGLE MERRETT LLP

#1250, 639 – 5th Avenue S.W.

Calgary, Alberta T2P 0M9 Canada T. 403-571-8000 F. 403-571-8008